                                                  PURSUANT TO RULE NO. 424(b)(5)
                                                  REGISTRATION NO. 33-54267

                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT, DATED MARCH 7, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 7, 1997)

                               4,500,000 SHARES

                                CRIIMI MAE INC.

                                 COMMON STOCK

                               ----------------

  CRIIMI MAE Inc. ("CRIIMI MAE" or the "Company") is a full service commercial mortgage company structured as a self-administered real estate investment trust ("REIT"). As of December 31, 1996, CRIIMI MAE's approximately $1.4 billion portfolio of assets consisted primarily of $564 million of non-investment grade subordinated securities backed by first mortgage loans on multifamily and other commercial real estate ("Subordinated CMBS") and $637 million of interests in government insured or guaranteed mortgages secured by multifamily housing complexes located throughout the United States ("Government Insured Mortgage Assets"). CRIIMI MAE is one of the largest publicly traded REITs focused primarily on the acquisition of Subordinated CMBS. In addition, CRIIMI MAE provides certain servicing functions for approximately $6.4 billion of commercial mortgage assets, including acting as the special servicer with respect to the approximately $6.1 billion of commercial mortgage loans underlying its Subordinated CMBS portfolio.

  All of the shares of CRIIMI MAE Common Stock, par value $.01 per share ("Common Shares"), offered hereby are being sold by the Company (the "Offering"). The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "CMM." The last reported sale price of the Common Shares on the NYSE on March 6, 1997 was $16 3/8 per share. Upon the closing of this Offering, CRIIMI MAE's directors and senior management will beneficially own 9.2% of the outstanding Common Shares. See "Price Range of Common Shares and Dividends." Ownership of more than 9.8% of the Common Shares is restricted in order to assist in maintaining CRIIMI MAE's status as a REIT for federal income tax purposes. See "Description of Capital Stock--Common Shares-- Restrictions on Ownership and Transfer" in the accompanying Prospectus.

  SEE "RISK FACTORS" AT PAGE S-6 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN COMMON SHARES.

                               ----------------

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR  THE  ACCOMPANYING  PROSPECTUS   TO  WHICH  IT  RELATES.  ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
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
                                                       UNDERWRITING
                                            PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                             PUBLIC   COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share.................................   $            $             $
--------------------------------------------------------------------------------
Total(3)..................................  $            $            $

-------------------------------------------------------------------------------
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(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $350,000.
(3) The Company has granted to the several Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 675,000 Common Shares solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional Common Shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions
    and Proceeds to CRIIMI MAE will be $   , $    and $   , respectively. See
    "Underwriting."

                               ----------------

  The Common Shares are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common Shares will be made in New York, New York on or about March , 1997.

                               ----------------
MERRILL LYNCH & CO.
                FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                              LEHMAN BROTHERS
                                                      BT SECURITIES CORPORATION

                               ----------------

           The date of this Prospectus Supplement is March  , 1997.

  Certain persons participating in this Offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Common Shares. Such transactions may include stabilizing, the purchase of Common Shares to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                                  CRIIMI MAE

  The following information contained in this Prospectus Supplement is qualified in its entirety by, and should be read in conjunction with, the detailed information and financial statements, including the notes thereto appearing in the accompanying Prospectus or incorporated therein by reference. Unless indicated otherwise, the information contained in this Prospectus Supplement assumes no exercise of the Underwriters' overallotment option. This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. CRIIMI MAE's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Risk Factors" starting on page S-6 of this Prospectus Supplement and in the accompanying Prospectus. Unless the context otherwise requires, references herein to CRIIMI MAE or the Company include CRIIMI MAE and each of its subsidiaries and affiliated entities.

GENERAL

  CRIIMI MAE is a full service commercial mortgage company structured as a self-administered REIT. As of December 31, 1996, the Company's approximately $1.4 billion portfolio of assets consisted primarily of $564 million of non-investment grade subordinated securities backed by first mortgage loans on multifamily and other commercial real estate ("Subordinated CMBS") and $637 million of interests in government insured or guaranteed mortgages secured by multifamily housing complexes located throughout the United States ("Government Insured Mortgage Assets"). CRIIMI MAE believes that its concentration on acquiring Subordinated CMBS, together with its expertise as an underwriter and servicer of commercial mortgage loans, enables the Company to take advantage of the rapid growth in the securitization of debt backed by income-producing commercial real estate. William B. Dockser, the Company's Chairman of the Board, and H. William Willoughby, the Company's President, have led CRIIMI MAE since its formation in 1989. The Company currently has over 80 employees, and the five members of senior management average over 20 years of experience in a wide range of real estate activities.

  CRIIMI MAE is one of the largest publicly traded REITs focused primarily on the acquisition of Subordinated CMBS. Through December 31, 1996, CRIIMI MAE has purchased approximately $564 million of Subordinated CMBS, with a face value of approximately $797 million, representing a 29% discount. As of December 31, 1996, the current estimated weighted average unleveraged yield over the expected average life of CRIIMI MAE's Subordinated CMBS portfolio was approximately 12%, based on management's estimates of the timing and amount of future credit losses on, and prepayments of, the underlying mortgage loans. See "Risk Factors--Subordinated CMBS."

  The supply of commercial mortgage-backed securities ("CMBS") has steadily increased over the past few years. CRIIMI MAE believes that only a limited number of buyers possess the expertise in mortgage loan servicing, mortgage finance and the capital markets needed to capitalize on the opportunities present in the CMBS market, particularly with respect to acquisitions of Subordinated CMBS. Due to an increase in the aggregate amount of Subordinated CMBS in recent years and the absence of a corresponding increase in the number of Subordinated CMBS buyers, the Company believes that sellers of Subordinated CMBS have been forced to offer yields that exceed those on investments of comparable risk. CRIIMI MAE believes that its experience in acquiring, underwriting, servicing and originating mortgage assets, and in particular in purchasing Subordinated CMBS, combined with its access to the capital markets, strategically positions the Company to take advantage of the opportunities in the Subordinated CMBS market.

  CRIIMI MAE provides certain servicing functions for approximately $6.4 billion of commercial mortgage assets as of December 31, 1996, including acting as the special servicer with respect to the approximately $6.1 billion of commercial mortgage loans underlying its Subordinated CMBS. In addition to providing fee income, CRIIMI MAE believes these servicing arrangements enable the Company to better monitor the pool of mortgage loans securing its Subordinated CMBS, thereby partially mitigating the risk of owning Subordinated CMBS.

RECENT DEVELOPMENTS

  During 1996, CRIIMI MAE purchased $285 million in Subordinated CMBS in six separate CMBS transactions, $228 million of which was purchased during the fourth quarter. The Company purchased such Subordinated CMBS using the proceeds from its public offerings of convertible preferred stock (which aggregated approximately $75 million in 1996), other available cash and proceeds from repurchase agreement financings.

  In December 1996, CRIIMI MAE issued fixed rate bonds in an aggregate principal amount of $142 million to refinance short term, floating rate debt which had been used to finance acquisitions of Subordinated CMBS. The three classes of bonds issued are collateralized by $449 million in aggregate face amount of Subordinated CMBS evidencing direct or indirect interests in 12 separate segregated mortgage loan pools. These bonds have maturities matching those of the underlying collateral. Through this transaction, the Company obtained a higher overall weighted average credit rating for its securitized mortgage obligations than the weighted average credit rating on the individual Subordinated CMBS that collateralize this debt. Proceeds of $142 million from the issuance of these bonds together with $99 million of repurchase agreement financing were applied as follows: approximately $215 million to pay down short term, floating rate repurchase agreements, approximately $4 million to pay transaction costs and approximately $22 million for other corporate purposes.

  In July 1996, CRIIMI MAE entered into a $200 million mortgage loan origination program agreement with Citicorp Real Estate, Inc. ("Citicorp"). The origination program is designed to create pools of multifamily and commercial mortgage loans, either through origination or acquisition, of requisite size and composition to permit the securitization of such pools through the issuance of commercial mortgage obligations ("CMOs"). Citicorp will fund substantially all of the mortgage loans under the program. CRIIMI MAE will service the mortgage loans and will facilitate any securitization of the mortgage loans. In connection with any such securitization, the Company anticipates retaining the Subordinated CMBS backed by these pools and an interest-only tranche of the underlying mortgage loan payments, placing the senior tranches with other investors and retaining the right to act as special servicer with respect to the entire pool of underlying mortgage loans.

STRATEGIC INITIATIVES

  To facilitate CRIIMI MAE's overall 1997 business plan, management has developed the following specific strategies:

  . CRIIMI MAE intends to purchase approximately $250 million of Subordinated
    CMBS using a combination of debt and equity, including the net proceeds of this Offering.

  . CRIIMI MAE intends to increase its $6.4 billion mortgage servicing portfolio through the purchase of such additional Subordinated CMBS. Additionally, CRIIMI MAE expects to become a rated master servicer of commercial mortgage assets, which will enable it to increase its servicing functions and servicing income.

  . CRIIMI MAE will continue to originate and/or acquire commercial mortgage loans, which are intended to be pooled for securitization. The Company expects to retain the Subordinated CMBS portion of these pools and service the underlying mortgage loans, further expanding its servicing portfolio.

  . CRIIMI MAE will continue to explore alternatives that would provide the Company with more financial flexibility and continue its plan to replace a portion of its remaining short term, floating rate debt with longer term financing.

  CRIIMI MAE believes that these strategies will result in continued growth in income from uninsured mortgage assets, particularly Subordinated CMBS, as well as growth from its mortgage servicing and origination operations, thereby increasing recurring tax basis income and financial statement net income.

LOAN UNDERWRITING

  In making acquisitions of Subordinated CMBS, CRIIMI MAE applies its experience in underwriting multifamily and other commercial real estate to perform extensive due diligence on the properties collateralizing the loans underlying the Subordinated CMBS. The Company's employees have broad experience underwriting and servicing various types of performing and nonperforming income-producing real estate, including multifamily, retail and hotel properties. CRIIMI MAE "re-underwrites" substantially all of the mortgage loans in a prospective pool by reviewing historical and current operating records of the underlying real estate assets, appraisals, environmental studies, market studies and architectural and engineering studies, all to independently assess the stabilized performance level of the underlying properties. In addition, the Company conducts site visits at a substantial number of the properties. The Company stresses the adjusted net operating incomes of the properties to simulate certain recessionary scenarios and applies market or greater capitalization rates to assess loan quality.

SERVICING

  CRIIMI MAE conducts its mortgage loan servicing and advisory operations through its affiliate, CRIIMI MAE Services Limited Partnership (the "Services Partnership"). The Services Partnership has been approved as a special servicer by four major rating agencies. As of February 1, 1997, the Services Partnership was responsible for certain servicing functions on a mortgage loan portfolio of approximately $6.4 billion, as compared to approximately $2.7 billion as of February 1, 1996. CRIIMI MAE has increased its mortgage advisory and servicing activities through its purchases of Subordinated CMBS by acquiring certain servicing rights for the mortgage loans collateralizing the Subordinated CMBS. CRIIMI MAE will generally acquire Subordinated CMBS only when satisfactory arrangements exist which enable it to closely monitor the underlying mortgage loans and provide CRIIMI MAE with workout/foreclosure rights with respect to the underlying mortgage loans due to its status as special servicer. CRIIMI MAE believes that all transactions entered into to date have had such satisfactory arrangements.

FINANCING STRATEGIES

  To meet its capital requirements, CRIIMI MAE uses proceeds from long term, fixed rate debt refinancings, repurchase agreements, other borrowings, an unsecured working capital line of credit and issuances of capital stock. In addition, CRIIMI MAE uses return of capital from its investment in CRI Liquidating REIT, Inc. ("CRI Liquidating"), which will terminate after 1997 due to CRI Liquidating's planned dissolution and liquidation in 1997.

  In general, CRIIMI MAE initially funds approximately 65% of its Subordinated CMBS acquisitions with short term, variable rate debt. CRIIMI MAE's strategy is to refinance at least 50% of this short term variable rate acquisition debt with fixed rate debt having maturities that match those of the underlying collateral through resecuritizations of its Subordinated CMBS. CRIIMI MAE believes that this strategy substantially reduces its exposure to interest rate risk. In December 1996, CRIIMI MAE completed the first resecuritization of its Subordinated CMBS portfolio, which refinanced $142 million of short term variable rate debt with fixed rate match-funded debt, thereby substantially reducing the impact of changing interest rates on that portion of its debt. See "--Recent Developments." Additionally, the Company replaced other floating rate debt with fixed rate match-funded debt through three separate refinancings during the second half of 1995. As of December 31, 1996, approximately 75% of CRIIMI MAE's consolidated debt was fixed rate and match-funded. CRIIMI MAE has a series of interest rate cap agreements in place to partially limit the adverse effects of rising interest rates on its remaining floating rate debt. See "Risk Factors--Leverage." The Company intends to enter into a similar resecuritization or refinancing approximately every two years after accumulating a sufficient pool of Subordinated CMBS.


  CRIIMI MAE is currently negotiating an agreement with an institutional investor pursuant to which the Company would have the right to sell, and such investor would be obligated to purchase, up to 300,000 shares of a new series of cumulative convertible preferred stock over a period of one year from the date of the agreement at a price of $100 per share. It is anticipated that the preferred stock will be convertible into Common Shares at the option of the holders and will be subject to conversion or redemption by CRIIMI MAE, at its option. There can be no assurance that any such agreement will be entered into, and the foregoing description of the anticipated terms and conditions of such preferred stock is subject in all respects to the negotiation and execution of definitive documentation.

                                 RISK FACTORS

  Before investing in the Common Shares offered hereby, prospective investors should give special consideration to the information set forth below, in addition to the information set forth elsewhere in this Prospectus Supplement and in the accompanying Prospectus.

SUBORDINATED CMBS

  The Subordinated CMBS tranches owned by CRIIMI MAE provide credit support to the more senior tranches of the related commercial securitization. Cash flow from the underlying mortgages generally is allocated first to the senior tranches, with the most senior tranche having a priority right to cash flow. Then, any remaining cash flow is allocated generally among the other tranches in order of their relative seniority. To the extent there are defaults and unrecoverable losses on the underlying mortgages, resulting in reduced cash flows, the most subordinate tranche will be the first to bear this loss. To the extent there are losses in excess of the most subordinate tranche's stated right to principal and interest, then the remaining tranches will bear such losses in order of their relative subordination.

  CRIIMI MAE's estimated returns on its Subordinated CMBS are based upon a number of assumptions that are subject to certain business and economic uncertainties and contingencies. Examples of these include the prevailing interest rates on that portion of the Subordinated CMBS which has been financed with floating rate debt, interest payment shortfalls due to delinquencies on the underlying mortgage loans, the ability to renew repurchase agreements and the terms of any such renewed agreements and the availability of alternative financing. Further examples include the timing and magnitude of credit losses on the mortgage loans underlying the Subordinated CMBS that are a result of the general condition of the real estate market (including competition for tenants and their related credit quality) and changes in market rental rates.

  In addition, CRIIMI MAE's ability to achieve its stated goal to increase recurring earnings through the acquisition of additional Subordinated CMBS is subject to a number of assumptions that are currently subject to certain business and economic uncertainties and contingencies, including, without limitation, continued availability of a sufficient volume of Subordinated CMBS, higher purchase prices for Subordinated CMBS and increased competition among purchasers of Subordinated CMBS. See "The Portfolio--Subordinated CMBS."

LEVERAGE

  Fluctuations in interest rates will impact the value of CRIIMI MAE's mortgage assets and could impact potential returns to stockholders through increased cost of funds on CRIIMI MAE's floating rate debt. However, as of December 31, 1996, 100% of CRIIMI MAE's outstanding floating rate debt was hedged with interest rate cap agreements that have a weighted average strike price of 6.2%, which partially limit the impact of rising interest rates on the Company's remaining floating rate debt. When CRIIMI MAE's cap agreements expire, it may have interest rate risk to the extent interest rates increase on any floating rate borrowings unless the caps are replaced or other steps are taken to mitigate this risk. It is CRIIMI MAE's policy to hedge at least 75% of its floating rate debt.

  CRIIMI MAE's ability to use leverage depends upon, among other things, the amount of its unencumbered assets, which is linked to prevailing interest rates and changes in the credit quality of encumbered assets underlying existing debt. In certain circumstances, including, among other things, increases in interest rates, changes in market spreads, or decreases in credit quality of underlying assets, CRIIMI MAE would be required to provide additional collateral in connection with its short term, floating rate debt arrangements. From time to time, the Company has been required to fund such additional collateral needs. In each instance and currently, the Company has had adequate unencumbered assets to meet its operating, investing and financing requirements, and management continually monitors the levels of unencumbered assets.

  The Company's ability to achieve its objectives depends not only on its ability to borrow money in sufficient amounts and on favorable terms but also on its ability to renew or replace on a continuous basis its maturing short term borrowings. CRIIMI MAE's business strategy relies in part on short term borrowings to fund acquisitions of long term mortgage assets including Subordinated CMBS. If CRIIMI MAE is unable to fund additional collateral needs as discussed above, or renew or replace maturing borrowings, the Company could be required to sell, under adverse market conditions, a portion of its mortgage assets, and could incur losses as a result. Furthermore, no active secondary market for Subordinated CMBS currently exists and there can be no assurance that one will develop, thereby limiting the Company's ability to dispose of its Subordinated CMBS in such situations. Also, if CRIIMI MAE is unable to complete additional resecuritizations or other refinancings of its Subordinated CMBS, the Company would be required to rely more heavily on short term borrowings, such as repurchase agreements or other sources of financing, which may be on less favorable terms.

INVESTMENT COMPANY ACT RISK

  The Company intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" ("Qualifying Interests"). Under current interpretation by the staff of the Securities and Exchange Commission ("SEC"), to qualify for this exemption, CRIIMI MAE, among other things, must maintain at least 55% of its assets in Qualifying Interests. The Company will generally acquire Subordinated CMBS only when such mortgage assets are collateralized by pools of first mortgage loans, when the Company can monitor the performance of the underlying mortgage loans through loan management and servicing rights, and when the Company has appropriate workout/foreclosure rights with respect to the underlying mortgage loans. When such arrangements exist, CRIIMI MAE believes that the related Subordinated CMBS constitute Qualifying Interests for purposes of the Investment Company Act. Therefore, CRIIMI MAE believes that it should not be required to register as an "investment company" under the Investment Company Act as long as it continues to invest primarily in such Subordinated CMBS and/or in other Qualifying Interests. However, if the SEC or its staff were to take a different position with respect to whether CRIIMI MAE's Subordinated CMBS constitute Qualifying Interests, the Company could be required to modify its business plan so that it would not be required to register as an investment company or to register as an investment company, either of which may adversely affect the Company.

CERTAIN TAX CONSIDERATIONS

  REIT Status. CRIIMI MAE and CRI Liquidating REIT have qualified and intend to continue to qualify as REITs under Sections 856-860 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Although CRIIMI MAE believes that it has operated and will continue to operate in such a manner, no assurance can be given that the Company was organized or has operated, or will be able to continue to operate, in a manner which will allow it to qualify as a REIT. As a REIT, the Company does not pay taxes at the corporate level. Qualification for treatment as a REIT requires the Company to satisfy numerous requirements (some on an annual and others on a quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within CRIIMI MAE's control. For example, to qualify as a REIT, at least 95% of CRIIMI MAE's gross income in any year must be derived from qualifying sources, and the Company must pay distributions to stockholders aggregating annually at least 95% of its taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains). No assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification. See "Certain United States Federal Income Tax Considerations" and "Legal Matters."

  If CRIIMI MAE were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates and would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders. Moreover, unless entitled to relief under certain statutory provisions, CRIIMI MAE also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available for investment or distribution to stockholders because of the additional tax liability to CRIIMI MAE for the years involved. In addition, distributions to stockholders would no longer be required to be made. See "Certain United States Federal Income Tax Considerations--Qualification as a REIT."

  Even if CRIIMI MAE maintains its REIT status, it may be subject to certain federal, state and local taxes on its income. For example, if CRIIMI MAE has net income from a prohibited transaction, such income will be subject to a 100% tax. In addition, any net income from the Services Partnership is subject to federal income tax at regular corporate tax rates. See "Certain United States Federal Income Tax Considerations--Income Tax Consequences."

  Special Tax Considerations for Tax-Exempt and Non-U.S. Investors. CRIIMI MAE has issued debt instruments that might cause CRIIMI MAE to be treated as a taxable mortgage pool ("TMPs") under the Code. As a result, a portion of the ordinary or capital gains dividends received by tax-exempt and non-U.S. stockholders may be characterized as "excess inclusion" income. In the case of tax-exempt stockholders, any such excess inclusion income will be considered unrelated business taxable income ("UBTI") under the Code. In the case of non-U.S. stockholders, any such excess inclusion income will be subject to 30% withholding (unless such income is effectively connected with a U.S. trade or business) and such withholding will not be eligible for reduction under income tax treaties. Similar considerations will apply to any tax-exempt entities or non-U.S. investors owning interests in mutual funds that own Common Shares. See "Certain United States Federal Income Tax Considerations--Taxation of Non-U.S. Holders" and "Certain United States Federal Income Tax Considerations-- Taxation of Tax-Exempt Stockholders."

  Dividend Payments to Stockholders. As discussed above, CRIIMI MAE is required to distribute annually at least 95% of its tax basis income to stockholders in order to maintain its REIT status. Because the Company typically distributes an amount approximately equal to its tax basis income, the Company's dividend rate may be subject to fluctuations. See "Price Range of Common Shares and Dividends."

FUTURE REVISIONS IN POLICIES AND STRATEGIES AT THE DISCRETION OF THE BOARD OF DIRECTORS

  CRIIMI MAE's Board of Directors has established the Company's acquisition and operating policies and strategies. Any such policies or strategies may be modified or waived by the Board of Directors without stockholder consent.

                         THE SUBORDINATED CMBS MARKET

  Over the past few years, real estate debt financing has largely shifted from single-borrower transactions with financial institutions to multiple-borrower securitizations with institutional investors. Consequently, the supply of CMBS has increased dramatically over recent years, and CRIIMI MAE believes that this market will continue to expand. According to Moody's Investors Service, volume in CMBS was approximately $30 billion in 1996, up from approximately $8 billion in 1991, and is expected to grow to $35 billion in 1997 and to $50 billion in 2001.

  The supply of CMBS has steadily increased over the past few years. CRIIMI MAE believes that only a limited number of buyers possess the expertise in mortgage loan servicing, mortgage finance and the capital markets needed to capitalize on the opportunities present in the CMBS market, particularly with respect to acquisitions of Subordinated CMBS. Due to an increase in the aggregate amount of Subordinated CMBS in recent years and the absence of a corresponding increase in the number of Subordinated CMBS buyers, the Company believes that sellers of Subordinated CMBS have been forced to offer yields that exceed those on investments of comparable risk. CRIIMI MAE believes that its experience in acquiring, underwriting, servicing and originating mortgage assets, and in particular in purchasing Subordinated CMBS, combined with its access to the capital markets, strategically positions the Company to take advantage of the opportunities in the Subordinated CMBS market.

                                 THE PORTFOLIO

SUBORDINATED CMBS

  As of December 31, 1996, CRIIMI MAE owned Subordinated CMBS with an aggregate face amount of approximately $797 million, comprised of the following (dollars in thousands):

                                                 AMORTIZED COST AS
   TRANCHE                     FACE   PERCENTAGE  OF DECEMBER 31,  PERCENTAGE DISCOUNT TO
   RATING                     AMOUNT   OF TOTAL        1996         OF TOTAL  FACE AMOUNT
   -------                   -------- ---------- ----------------- ---------- -----------
    BBB..................... $ 14,596     1.8%       $ 14,207          2.5%       2.7%
    BB......................  362,640    45.5         307,826         54.5       15.1
    B.......................  244,504    30.7         174,996         31.0       28.4
    B-......................   13,784     1.7           8,262          1.5       40.1
    Unrated.................  160,978    20.2          59,044         10.5       63.3
                             --------   -----        --------        -----       ----
      Total/Weighted Aver-
       age.................. $796,502   100.0%       $564,335        100.0%      29.1%
                             ========   =====        ========        =====

  The Subordinated CMBS owned as of December 31, 1996 represent CRIIMI MAE's participation in the subordinated portion of 16 separate CMBS pools comprising over $6 billion in underlying mortgage loans. CRIIMI MAE acts as the special servicer for the mortgage loans underlying these pools. As of March 4, 1997, only 18 of the 1,689 loans comprising these pools, having an aggregate unpaid principal balance of approximately $78.8 million (or approximately 1.3% of the aggregate unpaid principal balance of the mortgage loans underlying such pools) were in default.

  As of December 31, 1996, the mortgage loans underlying CRIIMI MAE's Subordinated CMBS portfolio were secured by properties of the types and at the locations identified below:

  PROPERTY TYPE    PERCENTAGE*
  -------------    -----------
Multifamily.......      48%
Retail............      20
Hotel.............      14
Mobile Home.......       8
Office............       5
Other.............       5
                       ---
  Total...........     100%
                       ===

 GEOGRAPHIC FOCUS  PERCENTAGE*
 ----------------  -----------
Texas.............      17%
California........      12
Florida...........       8
Michigan..........       5
Other.............      58
                       ---
  Total...........     100%
                       ===

      --------
      * Based on a percentage of the total unpaid principal balance of the underlying loans.

  The following table summarizes information relating to the Subordinated CMBS on an aggregate basis by pool:

                                                          ORIGINAL     CURRENT
                                                          ESTIMATED   ESTIMATED
                                                         UNLEVERAGED UNLEVERAGED
                                                          YIELD TO    YIELD TO
   POOL                                                  MATURITY(1) MATURITY(2)
   ----                                                  ----------- -----------
   Mortgage Capital Funding, Inc.
     Series 1993-C1.....................................    13.0%       14.4%
     Series 1994-MC1....................................    13.9%       13.8%
     Series 1995-MC1....................................    12.2%       12.1%
   Nomura Asset Securities
     Series 1994-C3.....................................    12.1%       12.1%
   Lehman Pass-Through Securities Inc.
     Series 1994-A......................................    13.4%       13.4%
   Structured Mortgage Securities Corp.
     Series 1995-M1.....................................    12.4%       12.4%
   Fannie Mae Multifamily REMIC
     Series 1996-M1.....................................    11.7%       11.6%
   LB Commercial Conduit
     Series 1995-C2.....................................    11.2%       11.2%
     Series 1996-C2.....................................    11.8%       11.8%
   DLJ Mortgage Acceptance Corp.
     Series 1995-CF2....................................    11.0%       11.0%
     Series 1996-CF2....................................    11.8%       11.8%
   Asset Securitization Corp.
     Series 1995-D1.....................................    11.5%       11.5%
     Series 1996-D2.....................................    12.4%       12.4%
     Series 1996-D3.....................................    11.9%       11.9%
   Merrill Lynch Mortgage Investors, Inc.
     Series 1995-C3.....................................    11.1%       11.1%
     Series 1996-C2.....................................    11.9%       11.9%
       Weighted average unleveraged yield to maturi-
        ty(3)...........................................    11.9%       11.9%

--------
(1) Calculated as of the date of acquisition. Represents the original estimated unleveraged yield over the expected life of the related Subordinated CMBS, based on management's estimate of the timing and amount of future credit losses and prepayments of the underlying mortgage loans. See "Risk Factors--Subordinated CMBS."
(2) Calculated as of December 31, 1996. Unless otherwise noted, changes in the current estimated yield to maturity from that originally estimated are primarily the result of changes in prepayment assumptions relating to mortgage collateral. As of December 31, 1996, CRIIMI MAE has not incurred any losses on Subordinated CMBS, nor has the performance of the underlying collateral caused CRIIMI MAE to adjust its original loss estimates. See "Risk Factors--Subordinated CMBS."
(3) Represents the annual expected weighted average unleveraged yield over the expected average life of the Company's Subordinated CMBS portfolio as of the date of acquisition and December 31, 1996, respectively.

GOVERNMENT INSURED MORTGAGE ASSETS

  As of December 31, 1996, CRIIMI MAE directly owned approximately $637 million of Government Insured Mortgage Assets. Approximately 97% of these mortgage assets have been securitized through the issuance of CMOs. As a result, CRIIMI MAE receives residual cash flows from the CMOs (i.e., any excess cash flow after payment of principal and interest related to the CMO), which totaled approximately $7.8 million for 1996. This residual cash flow stream is expected to be relatively stable throughout the weighted average life of the underlying mortgage loans (approximately 21 years) and will vary only to the extent of prepayments and defaults.

  In addition, CRIIMI MAE owns general partnership interests in four publicly traded partnerships that own primarily Government Insured Mortgage Assets (the "AIM Funds"). As of December 31, 1996, the AIM Funds had total invested assets of approximately $520 million. The Company's interests in the AIM Funds represent a pro rata share of net income from the AIM Funds' assets, which ranges from 2.9% to 4.9% of net income, plus annual subadvisory fees equal to 0.28% of total invested assets.

  CRIIMI MAE also owns a 57% interest in CRI Liquidating, an NYSE-listed REIT which, as of December 31, 1996, owned approximately $54 million of Government Insured Mortgage Assets. In January 1997, CRI Liquidating disposed of all of its remaining interests in Government Insured Mortgage Assets, the cash proceeds of which are expected to be distributed to stockholders in its first quarter dividend. Subsequent to such disposition and distribution, CRI Liquidating will have remaining assets that consist primarily of equity investments in two limited partnerships, which are expected to be sold or otherwise disposed of in 1997, and the net proceeds from the sale of a third limited partnership interest which was sold in March 1997. CRI Liquidating's Board of Directors has approved a plan of complete liquidation and dissolution, which it intends to submit to a vote of CRI Liquidating stockholders at a special meeting scheduled to be held in April 1997. If the plan is approved by stockholders, CRI Liquidating will file articles of dissolution with the State of Maryland, dispose of its remaining assets and distribute the net proceeds of such liquidation to its stockholders, including CRIIMI MAE.

                                 THE OFFERING

  All of the Common Shares offered hereby are being sold by CRIIMI MAE.

      The Offering.....................................  4,500,000 Common Shares
      Common Shares Outstanding After the Offering..... 36,385,468(1)
      NYSE Symbol...................................... "CMM"

     --------
     (1) Excludes approximately 3,142,500 Common Shares reserved for issuance upon the exercise of options granted pursuant to CRIIMI MAE's stock option plans and existing employment agreements, and an indeterminate number of Common Shares issuable upon conversion of currently outstanding convertible preferred stock of CRIIMI MAE.

  Upon the closing of the Offering, CRIIMI MAE's directors and senior management will beneficially own 9.2% of the outstanding Common Shares.

                                USE OF PROCEEDS

  The net cash proceeds to CRIIMI MAE from the Offering, after deducting estimated expenses, are estimated to be approximately $69.3 million (approximately $79.7 million if the Underwriters' over-allotment option is exercised in full). CRIIMI MAE intends to use the net proceeds from the Offering (i) to acquire mortgage assets, primarily Subordinated CMBS, (ii) to sponsor and/or participate in CMO programs, and (iii) for other general corporate purposes, including working capital. Pending their use for the foregoing purposes, the net proceeds are expected to be invested in short term, interest-bearing accounts and/or to pay down debt on a temporary basis.

                  PRICE RANGE OF COMMON SHARES AND DIVIDENDS

  The Common Shares are traded on the NYSE under the symbol "CMM." The table below sets forth the high and the low closing sales prices per Common Share as reported on the NYSE and the amount of cash dividends paid per Common Share during the periods indicated. As of March 6, 1997, there were approximately 25,000 holders of record of Common Shares.

                                                        HIGH     LOW   DIVIDENDS
                                                       ------- ------- ---------
Year Ended December 31, 1995:
  1st Quarter......................................... $ 8 3/8 $ 6 3/4  $0.225
  2nd Quarter.........................................   8 3/4   7 1/8   0.225
  3rd Quarter.........................................   8 1/2   7 3/4   0.235
  4th Quarter.........................................   9 1/4   8 1/8   0.235
Year Ended December 31, 1996:
  1st Quarter......................................... $10 1/2 $ 8 5/8  $0.30
  2nd Quarter.........................................  11      10       0.30
  3rd Quarter.........................................  11 1/8  10 1/4   0.30
  4th Quarter.........................................  13 1/8  10 3/4   0.32
Year Ending December 31, 1997:
  1st Quarter (through March 6, 1997)................. $17 1/4 $12 3/4     --

  The last reported price of the Common Shares on the NYSE on March 6, 1997, was $16 3/8 per share. CRIIMI MAE intends to continue to pay quarterly dividends to holders of Common Shares. Future dividends will be at the discretion of the Board of Directors and will depend on the actual cash available for distribution the Company's financial condition, capital requirements, credit agreement restrictions, the distribution requirements under the REIT provisions of the Code, and such other factors as CRIIMI MAE's Board of Directors deems relevant. The increase in the Company's dividends from 1995 to 1996 is not necessarily indicative of any future increases or the level of future dividends. See "Risk Factors--Certain Tax Considerations-- Dividend Payments to Stockholders."

HISTORICAL RETURN

  An investor who purchased Common Shares on November 28, 1989 (the first trading day of the Common Shares), who reinvested all dividends paid on all dividend payment dates in additional Common Shares, and who held all such Common Shares through the close of business on March 5, 1997, would have had a pretax compounded annual return of 21.01% based upon the closing price of the Common Shares on March 5, 1997. Past performance, however, is not necessarily indicative of the results that will be obtained in the future from an investment in the Common Shares, and no assurance can be given that an investor in the Offering will achieve similar results.

                                CAPITALIZATION

  The following table sets forth CRIIMI MAE's capitalization on an historical basis and on an as adjusted basis as of December 31, 1996, assuming (i) the sale of the Common Shares in the Offering and (ii) the application of the assumed net proceeds therefrom as if the Offering had occurred on December 31, 1996. See "Use of Proceeds." The information set forth in the table should be read in conjunction with the Company's financial statements and notes thereto, which are incorporated by reference into the accompanying Prospectus.

                                                      HISTORICAL  AS ADJUSTED(2)
                                                      ----------  --------------
                                                           (IN THOUSANDS)
LIABILITIES:
 Securitized Mortgage Obligations:
  Mortgage security collateral....................... $  590,222    $  590,222
  Subordinated CMBS..................................    142,000       142,000
 Repurchase Agreements--Subordinated CMBS(1).........    241,137       369,774
 Bank Term Loan......................................      8,898         8,898
 Minority interests in consolidated subsidiary.......     26,518        26,518
STOCKHOLDERS' EQUITY:
 Convertible Preferred Stock.........................         25            25
 Common Shares.......................................        319           364
 Net unrealized gains on mortgage assets.............      8,916         8,916
 Additional paid in capital..........................    342,462       411,683
                                                      ----------    ----------
                                                         351,722       420,988
Less treasury stock, at cost--538,635 shares.........     (5,051)       (5,051)
                                                      ----------    ----------
  Total stockholders' equity.........................    346,671       415,937
                                                      ----------    ----------
    Total capitalization............................. $1,355,446    $1,553,349
                                                      ==========    ==========

--------
(1) Reflects the net effect of borrowings and the application of the net proceeds thereof.
(2) Reflects the issuance in March 1997 of 4,500,000 Common Shares in the Offering. Excludes approximately 3,142,500 Common Shares reserved for issuance upon the exercise of options granted pursuant to CRIIMI MAE's stock option plans and existing employment agreements, and an indeterminate number of Common Shares issuable upon conversion of currently outstanding convertible preferred stock of CRIIMI MAE.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data for CRIIMI MAE. The selected consolidated income statement and balance sheet data have been derived from the historical financial statements audited by Arthur Andersen LLP, independent public accountants. This data should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference into the accompanying Prospectus. The Company also reports tax basis income which is the primary basis for determining dividend payments to stockholders. For further information regarding selected consolidated financial data on a tax basis, reference is made to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

                                     YEAR ENDED DECEMBER 31,
                         ----------------------------------------------------------
                            1996          1995         1994        1993      1992
                         ----------    ----------    --------    --------  --------
                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
 Income:
  Mortgage income....... $   56,912    $   66,115    $ 67,043    $ 50,270  $ 45,931
  Income from
   Subordinated CMBS....     41,713        11,105         976         --        --
  Other income..........      7,330         4,848       3,423       6,180     4,771
                         ----------    ----------    --------    --------  --------
    Total income........    105,955        82,068      71,442      56,450    50,702
                         ----------    ----------    --------    --------  --------
 Expenses:
  Interest expense......     63,079        49,853      39,245      28,008    24,392
  Other operating
   expenses (including
   fees to related
   party)...............      7,791         7,190       8,040       7,354     5,743
  Amortization of assets
   acquired in the
   Merger...............      2,882         1,435         --          --        --
  Adjustment to hedges
   for valuation and
   sales(a).............        179         2,393         --          --        --
  Termination of
   interest rate swap...        --            --          --        4,890       --
  Provision for
   settlement of
   litigation...........        --           (656)       (557)      1,500       --
                         ----------    ----------    --------    --------  --------
    Total expenses......     73,931        60,215      46,728      41,752    30,135
                         ----------    ----------    --------    --------  --------
  Operating income......     32,024        21,853      24,714      14,698    20,567
  Net gains from
   mortgage
   dispositions.........      9,601         1,502      12,999       7,358     5,733
  Gain on sale of shares
   of subsidiary........        --            --          --        3,281       --
  Loss on investment in
   limited partnership..        --            --          --          --       (732)
  Minority interests....     (6,386)       (4,821)    (11,703)     (9,580)   (9,527)
                         ----------    ----------    --------    --------  --------
  Net income............ $   35,239    $   18,534    $ 26,010    $ 15,757  $ 16,041
                         ----------    ----------    --------    --------  --------
  Preferred dividends...     (3,526)          --          --          --        --
                         ----------    ----------    --------    --------  --------
  Net income available
   to common
   Stockholders......... $   31,713    $   18,534    $ 26,010    $ 15,757  $ 16,041
                         ==========    ==========    ========    ========  ========
  Earnings per share:
   Primary.............. $     1.03    $     0.65    $   1.07    $   0.78  $   0.79
                         ==========    ==========    ========    ========  ========
  Weighted average
   shares outstanding...     30,854        28,414      24,249      20,184    20,184
                         ==========    ==========    ========    ========  ========
BALANCE SHEET DATA (AT
 YEAR END):
 Mortgage assets:
  Mortgages and mortgage
   security collateral.. $  691,110(b) $  807,113(b) $857,589(b) $730,265  $448,319
  Subordinated CMBS.....    564,335       278,401      38,858         --        --
  Total assets..........  1,367,245     1,203,303     955,050     808,701   526,667
  Total debt............    982,258       854,436     627,248     479,045   247,968
  Stockholders' equity..    346,671(c)    285,704(c)  250,042(c)  215,289   193,109

-------
(a) In connection with the 1995 refinancings of a significant portion of CRIIMI MAE's short term, floating rate debt with long term, fixed rate debt, two interest rate caps with an aggregate notional amount of $100 million were sold during 1995, resulting in a loss, certain caps were adjusted to fair value, and a portion of the deferred financing fees were written off.
(b) Includes net unrealized gains on mortgage assets of CRI Liquidating of approximately $15 million in 1996, $28 million in 1995 and $18 million in 1994 and net unrealized gains on CRIIMI MAE's mortgage assets of approximately $270,000 in 1996 and $300,000 in 1995 due to the implementation of Statement of Financial Accounting Standards No. 115.
(c) Includes net unrealized gains on CRIIMI MAE's share of CRI Liquidating's mortgage assets (net of minority interests) of approximately $9 million in 1996, $16 million in 1995 and $10 million in 1994 and net unrealized gains on CRIIMI MAE's mortgage assets of approximately $270,000 in 1996 and $300,000 in 1995 due to the implementation of Statement of Financial Accounting Standards No. 115.

                                  MANAGEMENT

              NAME                               POSITION HELD
              ----                               -------------
   William B. Dockser......... Chairman of the Board of Directors
   H. William Willoughby...... Director, President and Secretary
   Garrett G. Carlson, Sr..... Director
   Larry H. Dale.............. Director
   G. Richard Dunnells........ Director
   Robert F. Tardio........... Director
   Jay R. Cohen............... Executive Vice President and Treasurer
   Frederick J. Burchill...... Executive Vice President
   Cynthia O. Azzara.......... Chief Financial Officer and Senior Vice President

  The following are biographical summaries of the experience of the above-mentioned persons:

  William B. Dockser, age 60, has been Chairman of the Board of CRIIMI MAE since 1989 and Chairman of the Board and a stockholder of C.R.I., Inc. since 1974. Prior to forming C.R.I., Inc., Mr. Dockser served as President of Kaufman and Broad Asset Management, Inc., an affiliate of Kaufman and Broad, Inc., which managed a number of publicly held limited partnerships created to invest in low and moderate income multifamily apartment complexes. For a period of 2 1/2 years prior to joining Kaufman and Broad, he served in various positions in the U.S. Department of Housing and Urban Development, culminating in the post of Deputy FHA Commissioner and Deputy Assistant Secretary for Housing Production and Mortgage Credit, where he was responsible for all federally insured housing production programs. Before going to Washington, Mr. Dockser was a practicing attorney in Boston and also was a special Assistant Attorney General for the Commonwealth of Massachusetts. Mr. Dockser is also currently a director of both CRI Liquidating and CRIIMI MAE Financial Corporation.

  H. William Willoughby, age 50, has been a Director and Secretary of CRIIMI MAE since 1989 and President of CRIIMI MAE since 1990. Mr. Willoughby has been a Director, Secretary and stockholder of C.R.I., Inc. since 1974 and President since 1990. Prior to joining C.R.I., Inc., he was Vice President of Shelter Corporation of America and a number of its subsidiaries, dealing principally with real estate development and equity financing. Before joining Shelter Corporation, he was a senior tax accountant with Arthur Andersen & Company. Mr. Willoughby is also currently a director of both CRI Liquidating and CRIIMI MAE Financial Corporation.

  Garrett G. Carlson, Sr., age 60, has been Director of CRIIMI MAE since 1989. Mr. Carlson has also been Chairman of the Board of SCA Realty Holdings, Inc. since 1985 and President of Can-American Realty Corp. and Canadian Financial Corp. since 1979 and 1974, respectively. He has also served as Vice Chairman of Shelter Development Corporation Ltd., since 1983 and President of Garrett Real Estate Development since 1982. Mr. Carlson is also currently a director of CRI Liquidating.

  Larry H. Dale, age 51, has been Director of CRIIMI MAE since 1996. Mr. Dale served Fannie Mae as Senior Adviser, Housing Investment Fund and Executive Director of Fannie Mae's National Housing Impact Division from 1993 to 1995 and as Senior Vice President--Marketing and Mortgage-Backed Securities and Senior Vice President--Multifamily Finance and Housing Initiatives from 1987 to 1993. He also was Vice President of Newman & Associates from 1984 to 1987 and President of Mid-City Financial Corporation from 1981 to 1983. Mr. Dale was employed by the U.S. Department of Housing and Urban Development from 1971 to 1981, including service as deputy to the Assistant Secretary for Housing/FHA Commissioner from 1979 to 1981. Mr. Dale is also currently a director of CRI Liquidating.

  G. Richard Dunnells, age 59, has been a Director of CRIIMI MAE since 1991. Mr. Dunnells has been a partner of the Washington, D.C. office and director of the law firm of Holland & Knight since January 1994. He was Senior Partner of the Washington, D.C. law firm of Dunnells & Duvall from 1973 to 1993, and was Chairman of such firm from 1989 to 1993. Mr. Dunnells served as Special Assistant to the Under-Secretary and Deputy Assistant Secretary for Housing Management with the U.S. Department of Housing and Urban Development from 1969 to 1973 and served on the President's Commission on Housing from 1981 to 1982. Mr. Dunnells is also currently a director of CRI Liquidating.

  Robert F. Tardio, age 67, has served as Director of CRIIMI MAE since 1989. Mr. Tardio was Chairman of the Tardio Corporation from 1986 to 1995; Chairman of the Board and Chief Executive Officer of Sovran Bank/Maryland from April 1986 to June 1986; Chairman of the Board and Chief Executive Officer of Suburban Bancorp. and Suburban Bank, Bethesda, Maryland from 1979 to 1986. He has also been an independent financial consultant since 1986 and serves as a director of Washington Mutual Investors Fund (Advisory Board) and AW Industries, and Chairman of the Washington Metropolitan Airports Authority. Mr. Tardio is also currently a director of CRI Liquidating.

  Jay R. Cohen, age 56, has served as Executive Vice President of CRIIMI MAE since 1989, and as Treasurer of CRIIMI MAE since 1990. Mr. Cohen was Senior Vice President--Mortgages of C.R.I., Inc. from 1983 to June 1995 and President of CRICO Mortgage Company, Inc., an affiliate of C.R.I., Inc., from 1985 to June 1995, at which time it merged into CRIIMI MAE Management, Inc., a wholly owned subsidiary of CRIIMI MAE.

  Frederick J. Burchill, age 48, has served as Executive Vice President of CRIIMI MAE since 1991. Mr. Burchill served as Senior Vice President of C.R.I., Inc. from 1990 to June 1995.

  Cynthia O. Azzara, age 37, has served as Chief Financial Officer of CRIIMI MAE since 1994 and as Senior Vice President of CRIIMI MAE since 1995. Ms. Azzara served in the Accounting and Financing Departments of C.R.I., Inc. from 1985 to June 1995.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following general discussion is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of Common Shares, applicable to holders of such Common Shares who acquire and own such Common Shares as capital assets within the meaning of Section 1221 of the Code. For purposes of this discussion, a "Non-U.S. Holder" is a person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source. For purposes of the withholding tax on dividends discussed below, a non-resident fiduciary of an estate or trust will be considered a Non-U.S. Holder. As used in this section, the terms CRIIMI MAE and the Company refer only to CRIIMI MAE Inc.

  This discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position (including the fact that, in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of Common Shares may be affected by certain determinations made at the partner level), and does not consider U.S. state and local or non-U.S. tax consequences. Furthermore, the following discussion is based on provisions of the Code and administrative and judicial interpretations thereof, all of which are subject to change, possibly on a retroactive basis.

  EACH PROSPECTIVE HOLDER OF COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF HOLDING AND/OR DISPOSING OF COMMON SHARES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, LOCAL OR OTHER U.S. OR NON-U.S. TAXING JURISDICTION.

  The sections of the Code and Treasury Regulations governing REITs are highly technical and complex. The following summary sets forth the material aspects of the sections that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

  Swidler & Berlin, Chartered has acted as tax counsel to CRIIMI MAE in connection with the Offering. In the opinion of Swidler & Berlin, Chartered, commencing with CRIIMI MAE's taxable year ending December 31,

1989, CRIIMI MAE has been organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation has enabled it, and will enable it, to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that such opinion is based on various assumptions and is conditioned upon certain representations made by CRIIMI MAE as to factual matters related to the organization and operation of CRIIMI MAE. In addition, such opinion is based upon the factual representations of CRIIMI MAE concerning its business and assets as set forth in this Prospectus Supplement and the accompanying Prospectus. Moreover, such qualification and taxation as a REIT depends upon CRIIMI MAE's ability to meet (through actual annual operating results, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by Swidler & Berlin, Chartered. Accordingly, no assurance can be given that the actual results of CRIIMI MAE's operation for any particular taxable year have satisfied or will satisfy such requirements. Further, the anticipated tax treatment described in this Prospectus Supplement and in the accompanying Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

GENERAL CONSIDERATIONS

  CRIIMI MAE and CRI Liquidating have qualified, and intend to continue to qualify, as REITs under the Code. Qualification for treatment as a REIT requires CRIIMI MAE and CRI Liquidating each to meet certain criteria imposed by the Code, including certain requirements regarding the nature of their ownership, assets, income and distributions of taxable income. See "The Portfolio--Government Insured Mortgage Assets."

  CRIIMI MAE has owned one hundred percent (100%) of the stock of CRIIMI, Inc., CRIIMI MAE Financial Corporation, CRIIMI MAE Financial Corporation II, CRIIMI MAE Financial Corporation III, CRIIMI MAE QRS I, Inc., CRIIMI MAE Management, Inc. and CRIIMI MAE Holdings, Inc. (collectively, the "QRSs") at all times the QRSs have been in existence. As a result, the QRSs are treated as "qualified REIT subsidiaries." Code Section 856(i) provides that a corporation that is a qualified REIT subsidiary will not be treated as a separate corporation and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as assets, liabilities and such items (as the case may be) of the REIT for all purposes of the Code including the REIT qualification tests. Thus, in applying the REIT requirements described herein, the separate existence of the QRSs will be ignored, and all assets, liabilities and items of income, deduction and credit of the QRSs will be treated as assets, liabilities and such items (as the case may be) of CRIIMI MAE. Because the QRSs will be treated as qualified REIT subsidiaries, they will not be subject to federal income tax. In addition, CRIIMI MAE's ownership of the voting stock of the QRSs will not violate the restrictions against ownership of securities of any one issuer which constitute more than ten percent (10%) of such issuer's voting securities (discussed herein) or more than five percent (5%) of the value of CRIIMI MAE's total assets (discussed herein). References and representations herein with respect to CRIIMI MAE's belief in its qualification as a REIT are equally applicable to CRI Liquidating, which must satisfy the same tests as CRIIMI MAE to qualify as a REIT.

QUALIFICATION AS A REIT

  The Code imposes a number of technical requirements on REITs. Among these are requirements that the Company be managed by one or more trustees or directors, that beneficial ownership be held by at least 100 persons, that the corporation not be treated as closely held when attribution rules are applied, that ownership of the corporation be evidenced by transferrable shares, and that the corporation otherwise be taxable as a domestic corporation. In addition, the Code strictly limits CRIIMI MAE in the assets it may own, the sources from which it may earn income, and the distributions it may make to stockholders.

  Assets Requirements. CRIIMI MAE is subject to a series of limitations on the assets it may hold. First, at least seventy-five percent (75%) of the value of CRIIMI MAE's assets must consist of real estate assets (including shares in other REITs), cash and cash items (including receivables) and government securities. Second, the value of any one issuer's securities owned by CRIIMI MAE may not exceed five percent (5%) of the value of CRIIMI MAE's total assets unless those securities qualify as real estate assets (including shares of another REIT) or government securities. Third, CRIIMI MAE may not own more than ten percent (10%) of any single issuer's outstanding voting securities unless those securities qualify as real estate assets.

  CRIIMI MAE believes that substantially all of its assets, other than its ownership interest in CRIIMI MAE Services, Inc. (the "Services Corporation"), are real estate assets or government securities. Because CRIIMI MAE owns only nonvoting preferred stock of the Services Corporation, CRIIMI MAE will not be considered to own more than ten percent (10%) of the voting securities of the Services Corporation or any other single issuer's outstanding voting securities, other than securities which qualify as real estate assets. The Company does not believe that its ownership of nonvoting preferred stock of the Services Corporation or the ownership structure of the Services Partnership will cause the Company to be treated as owning voting securities of the Services Corporation. CRIIMI MAE also believes that the aggregate value of the securities of any single issuer (other than issuers whose securities qualify as real estate assets or government securities) held by CRIIMI MAE have been and will continue to be less than five percent (5%) of CRIIMI MAE's total assets.

  Income Requirements. CRIIMI MAE also is subject to a series of limitations on the income it may earn. Among these limitations are the requirements that
(i) at least seventy-five percent (75%) of CRIIMI MAE's gross income derive from rents from real property, mortgage interest, gain from sale of real property not held primarily for sale, dividends from other REITs, gain from the sale of REIT shares, refunds and abatements of real property taxes, income and gain from foreclosure property, commitment and certain other fees, qualified temporary investment income, and gain from the sale of certain other property; (ii) at least ninety-five (95%) of CRIIMI MAE's gross income be derived from the foregoing items plus other dividends, interest, and gain from the sale or other disposition of stocks and securities; and (iii) subject to certain exceptions in the year CRIIMI MAE is liquidated, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of property held for less than four years (apart from involuntary conversions and sales or other dispositions of foreclosure property) must represent less than thirty percent (30%) of CRIIMI MAE's gross income (including gross income from prohibited transactions) for each taxable year.

  Distribution Requirements. CRIIMI MAE also must comply with certain distribution rules. Specifically, the deduction for dividends paid (computed without regard to capital gain dividends) for the taxable year must equal or exceed the sum of (i) ninety-five percent (95%) of CRIIMI MAE's taxable income (computed without regard to distributions and excluding net capital gain), and
(ii) ninety-five percent (95%) of the excess of net income from foreclosure property over the tax on such income; minus any excess noncash income. Furthermore, a distribution by CRIIMI MAE will qualify for the dividends paid deduction only if such dividend is not "preferential" (i.e., each holder of Common Shares must receive the same distribution per share).

INCOME TAX CONSEQUENCES TO CRIIMI MAE

  A REIT generally is not subject to federal income tax on that portion of its ordinary income and capital gains that is distributed currently to stockholders. CRIIMI MAE has historically distributed substantially all of its taxable income to stockholders. CRIIMI MAE intends to continue to distribute a level of taxable income necessary to qualify as a REIT. CRIIMI MAE will generally be subject to federal income tax at normal corporate rates on its undistributed income and to a four percent (4%) excise tax under the Code on the amount, if any, by which the sum of eighty-five percent (85%) of its REIT taxable income (including accrued but unpaid interest income), ninety-five percent (95%) of any net capital gain, and any undistributed taxable income from prior periods exceed the amount actually distributed to its stockholders during the year (or declared as a dividend during October, November or December of a calendar year, if distributed during the following January as ordinary income dividends).

  Except as described below, the cash attributable to income accrued by CRIIMI MAE for each quarter generally is received within thirty (30) days after the end of the quarter, allowing the Company to distribute this income on a current basis. In the case of instruments held by CRIIMI MAE that accrue original issue discount ("OID") income, however, the Company will accrue income currently but may not receive the cash attributable to such income until the earlier of the maturity or disposition of such instrument. This possible mismatch of cash and income is potentially problematic given the requirement that income be currently distributed to avoid income tax at the REIT level and the requirement that the Company distribute at least 95% of its ordinary taxable income each year to retain its qualification as a REIT. CRIIMI MAE believes, however, that it has access to sufficient sources of cash to allow it to distribute currently the income attributable to OID instruments that it holds.

  CRIIMI MAE is not aware of any present circumstances that would cause it to fail to qualify as a REIT, nor does it anticipate any such circumstances in the reasonably foreseeable future. If the U.S. Internal Revenue Service ("IRS") successfully challenged the tax status of CRIIMI MAE as a REIT, the Company's earnings would become subject to federal income tax (including any applicable minimum tax) at regular corporate rates. Distributions to stockholders in any year in which CRIIMI MAE fails to qualify would not be deductible by the Company, nor would they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable to them as ordinary income, and, subject to certain limitations of the Code, corporate distributees might be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, CRIIMI MAE also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances CRIIMI MAE would be entitled to such statutory relief.

  CRIIMI MAE derives a portion of its income from CRIIMI MAE Management, Inc.'s interest as a thirty-three percent (33%) general partner in the Services Partnership and CRIIMI MAE's ownership of non-voting preferred stock of the Services Corporation, which is the sixty-seven percent (67%) limited partner in the Services Partnership. The income derived via CRIIMI MAE's indirect thirty-three percent (33%) general partnership interest in the Services Partnership will have the same character as it does in the hands of the Services Partnership and will not qualify under either the 95% or 75% gross income tests.

  The income derived by the Services Corporation through its limited partnership interest in the Services Partnership will be subject to corporate income taxes. To the extent the Services Corporation pays dividends to CRIIMI MAE, such dividends will be qualified income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Payments of interest on certain installment notes payable by the Services Corporation to CRIIMI MAE Management, Inc. will reduce the taxable income of the Services Corporation and will be qualified REIT income for CRIIMI MAE for the purposes of the 95% gross income test, but not for purposes of the 75% gross income test. CRIIMI MAE believes that the amount of non-qualifying gross income estimated to be allocated to the Company in future years as a result of its general partnership interest in the Services Partnership will be less than five percent (5%) of the Company's aggregate gross income in each year.

  Any gain realized by CRIIMI MAE on the sale of any property (including mortgage loans and mortgage-backed securities) held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from prohibited transactions that is subject to a one hundred percent (100%) penalty tax. Any such prohibited transactions also could have an adverse effect upon CRIIMI MAE's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends upon the facts and circumstances with respect to the particular transaction. CRIIMI MAE does not believe that its assets qualify as inventory or other property held primarily for sale to customers in the ordinary course of business and, accordingly, does not believe that income from the sale of such assets will be treated as income from prohibited transactions.

  If CRIIMI MAE has any "excess inclusion" income (attributable to its interest, if any, in a residual interest in a real estate mortgage investment conduit ("REMIC") or if all or a portion of CRIIMI MAE or its subsidiaries are treated as a TMP) and a disqualified organization (generally, tax-exempt entities not subject to tax on unrelated business income, including governmental organizations) holds Common Shares, the Company will be taxed at the highest corporate income tax rate on the amount of excess inclusion income for the taxable year allocable to the shares held by such disqualified organization. If Common Shares are held by a pass-through entity (such as a REIT or mutual fund) and the shares of such pass-through entity are held by a disqualified organization, then such pass-through entity, rather than CRIIMI MAE, will be subject to tax. Pass-through entities contemplating the purchase of the Common Shares offered hereby are urged to consult with their own tax advisor concerning the tax consequences of holding Common Shares.

  With respect to any asset (a "Built-In Gain Asset") acquired by CRIIMI MAE from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of CRIIMI MAE is determined by reference to the basis of the asset in the hands of the C corporation, if CRIIMI MAE recognized gain on the disposition of such asset during the ten year period (the "Recognition Period") beginning on the date on which such asset was acquired by CRIIMI MAE, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) CRIIMI MAE's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that CRIIMI MAE will make an election pursuant to IRS Notice 88-19. The Company does not believe that it presently owns any significant amount of Built-In Gain Assets.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

  As long as CRIIMI MAE qualifies as a REIT, distributions made to CRIIMI MAE's taxable U.S. stockholders out of current or accumulated earnings and profits, as determined for federal income tax purposes, and not designated as capital gain dividends, will be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for stockholders that are corporations. Distributions that are designated by CRIIMI MAE as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed CRIIMI MAE's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its Common Shares. However, corporate stockholders are required to treat capital gain dividends as a preference item for alternative minimum tax ("AMT") purposes and could be subject to AMT at a rate of twenty percent (20%) on such gains. To the extent that CRIIMI MAE makes distributions in excess of current and accumulated earnings and profits as determined for federal income tax purposes, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Common Shares by the amount of such distribution (but not below zero), with distributions in excess of the stockholder's tax basis taxable as gain from the sale or exchange of Common Shares. In addition, any dividend declared by CRIIMI MAE in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by CRIIMI MAE and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by CRIIMI MAE during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of CRIIMI MAE.

  Because CRIIMI MAE has more than one class of stock outstanding, it must allocate available earnings and profits between distributions to the different classes of stock on the basis of the dividend preferences established by local law and under its governing instruments.

  CRIIMI MAE has issued, and intends in the future to issue, debt instruments which might cause CRIIMI MAE or its subsidiaries to be treated as a TMP under
Section 7701(i) of the Code. If CRIIMI MAE or any of its subsidiaries is treated as a TMP, some portion of the ordinary or capital gain dividends received by a stockholder may be considered excess inclusion income. If a portion of the ordinary or capital gain dividends received by a stockholder from CRIIMI MAE is designated as excess inclusion income, the taxable income of that stockholder shall in no event be less than its allocable excess inclusion income, regardless of its other items of income or deduction. In addition, if a mutual fund is a stockholder of CRIIMI MAE, the mutual fund's investors who are Non-U.S. Holders or tax-exempt entities will encounter, with respect to their indirect share of any excess inclusion income, the same consequences as described below under "--Taxation of Non-U.S. Holders" and "-- Taxation of Tax-Exempt Stockholders." CRIIMI MAE does not anticipate that a significant portion of its ordinary and capital gain dividends will consist of excess inclusion income.

  In general, any loss upon a sale or exchange of Common Shares by a stockholder who has held such Common Shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from CRIIMI MAE required to be treated by such stockholder as long-term capital gains.

TAXATION OF NON-U.S. HOLDERS

  Taxation of Distributions. In general, distributions to a Non-U.S. Holder of Common Shares which are not attributable to gain from the sale or exchange of United States real property interests and are not designated by CRIIMI MAE as capital gain dividends will be treated as dividends of ordinary income (to the extent of earnings and profits for U.S. federal income tax purposes). Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a thirty percent (30%) rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States or, to the extent a tax treaty applies, attributable to a permanent establishment in the United States ("U.S. trade or business income") generally are subject to U.S. federal income tax at regular rates (and, in the case of a Non-U.S. Holder that is a corporation, under certain circumstances may be subject to an additional "branch profits tax" at a thirty percent (30%) rate or such lower rate as may be applicable under an income tax treaty), but are not generally subject to the 30% withholding tax if the Non-U.S. Holder provides CRIIMI MAE in a timely manner with either (i) an IRS Form 1001 stating that the Non-U.S. Holder is entitled to a reduced rate of tax or exempt from withholding tax under an applicable treaty, or (ii) if such distributions are "effectively connected" income, an IRS Form 4224. Excess inclusion income accrued by a foreign stockholder is subject to 30% withholding unless such income is effectively connected with a U.S. trade or business. Such withholding is not subject to reduction under income tax treaties.

  A Non-U.S. Holder that is required to submit a certification on Form 1001 or 4224 to avoid or reduce the imposition of United States federal withholding tax with respect to a dividend on Common Shares is required to submit such certification to CRIIMI MAE as soon as practicable after the Non-U.S. Holder acquires such shares or a beneficial interest therein. If CRIIMI MAE does not physically receive such certification by the date that is 10 days prior to a dividend payment date, CRIIMI MAE may treat such certification as ineffective with respect to any payment to such Non-U.S. Holder and may withhold tax from such payment on such date. The Non-U.S. Holder will be responsible for ensuring that all IRS Forms are properly updated. If an IRS form provided by a Non-U.S. Holder is not properly updated, CRIIMI MAE will commence withholding on the dividend payment date on or following the date that such form becomes no longer current.

  Distributions by CRIIMI MAE which are not dividends out of earnings and profits (as determined for U.S. federal income tax purposes) should not be subject to U.S. withholding tax. Such distributions are treated first as a tax-free return of capital to the Non-U.S. Holder, reducing the tax basis of the Non-U.S. Holder's Common Shares by the amount of such distribution (but not below zero), with distributions in excess of the Non-U.S. Holder's tax basis taxable (to the same extent described below) as a sale or exchange of Common Shares. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of CRIIMI MAE. CRIIMI MAE does not expect to pay dividends in excess of current and accumulated earnings and profits. If
(i) any portion of the ordinary or capital gains dividends received by a foreign stockholder from CRIIMI MAE is designated as excess inclusion income (as determined for U.S. federal income tax purposes) and (ii) if the dividend is U.S. trade or business income, the U.S. trade or business income of such holder shall in no event be less than its taxable excess inclusion income, regardless of its other items of income or deduction. CRIIMI MAE does not anticipate that a significant portion of its ordinary and capital gains dividends will consist of excess inclusion income.

  Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), for as long as CRIIMI MAE qualifies as a REIT, a distribution made by CRIIMI MAE to a Non-U.S. Holder that is attributable to gains from the sale or exchange of U.S. real property interests generally will be taxable as U.S. trade or business income. Therefore, Non-U.S. Holders generally will be taxed at the capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Holder (unless reduced or eliminated by treaty). In addition, CRIIMI MAE will be required to withhold U.S. tax equal to thirty-five percent (35%) of the amount of dividends that could have been designated as capital gain dividends, but such requirement apparently is limited to the amount of such gain that is attributable to the sale or exchange of U.S. real property interests. The amount so withheld is creditable against the U.S. federal income tax liability of such Non-U.S. Holder and a refund may be available if the amount withheld exceeds the U.S. federal income tax liability of the Non-U.S. Holder. CRIIMI MAE does not foresee that any gains on its mortgage investments would be subject to FIRPTA (provided CRIIMI MAE does not foreclose upon the real property underlying such mortgage investments) because such mortgage investments qualify as debt instruments rather than real estate assets under FIRPTA. The characterization of CRIIMI MAE's mortgage investments as debt is supported by numerous factors, including the fact that CRIIMI MAE will not be entitled to a direct or indirect right to share in the appreciation in the value of, or in the gross or net proceeds or profits generated by, the underlying real property.

  Taxation Upon The Sale or Exchange of Common Shares. Under FIRPTA, if a REIT qualifies as a "domestically controlled REIT," a sale of shares in the REIT by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. A REIT is a domestically controlled REIT if, at all times during a specified testing period, less than fifty percent (50%) in value of its shares is held directly or indirectly by Non-U.S. Holders. CRIIMI MAE is currently, and anticipates continuing to be, a domestically controlled REIT. Therefore, it anticipates that a Non-U.S. Holder's sale of Common Shares will not be subject to taxation under FIRPTA. Because the Common Shares will be publicly traded, however, no assurance can be given that CRIIMI MAE will continue to be a domestically controlled REIT.

  If CRIIMI MAE does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of Common Shares nevertheless will not be subject to tax under FIRPTA provided that either (i) CRIIMI MAE is not a "United States real property holding corporation" ("USRPHC"), which is defined in the Code generally as any corporation if the net fair market value of its U.S. real property interests accounts for fifty percent (50%) or more of the net fair market value of its assets at any time during the 5-year period prior to such sale), or (ii) its shares are "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the NYSE), and the selling Non-U.S. Holder held five percent (5%) or less of CRIIMI MAE's outstanding shares at all times during a specified testing period. CRIIMI MAE does not believe that it qualifies as a USRPHC (and believes that it will continue not to qualify as a USRPHC provided it does not foreclose upon a significant percentage of the real property underlying its mortgage investments) because the vast majority of its assets are mortgage loans (and therefore debt instruments) rather than real property. As such, even if CRIIMI MAE failed to qualify as a domestically controlled REIT, non-U.S. sellers of Common Shares should not be subject to FIRPTA.

  If gain on the sale of the Common Shares by a Non-U.S. Holder is subject to taxation under FIRPTA, the income would be taxable as U.S. trade or business income (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Even if FIRPTA does not apply to the sale of the Common Shares, a Non-U.S. Holder that owns the Common Shares as a capital asset nonetheless will be subject to U.S. federal income tax on any gain realized on the sale of Common Shares if (i) such gain is U.S. trade or business income, (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more during the year of such sale and certain other conditions are met, or (iii) the Non-U.S. Holder is taxed under rules applicable to certain U.S. expatriates.

  In general, an individual who is a Non-U.S. Holder for U.S. estate tax purposes will incur liability for U.S. federal estate tax if the fair market value of the property included in such individual's taxable estate for U.S. federal estate tax purposes exceeds the statutory threshold amount. For these purposes, Common Shares owned or treated as owned by an individual who is a Non-U.S. Holder (for U.S. estate tax purposes) at the time of death will be included in the individual's taxable estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

  The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employee pension trust do not constitute UBTI. Revenue rulings, however, are interpretive in nature and are subject to revocation or modification by the IRS. Based upon the ruling and the analysis therein, distributions by CRIIMI MAE to a stockholder that is a tax-exempt entity should not constitute UBTI (except as described below with respect to excess inclusion income), provided that the tax-exempt entity has not financed the acquisition of its Common Shares with "acquisition indebtedness" within the meaning of the Code, and that the Common Shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

  Code Section 401(a) pension trusts generally will not be treated as a single individual for purposes of determining whether CRIIMI MAE satisfies the prohibition against REITs being closely held (closely held being defined as more than fifty percent (50%) of the value of its outstanding stock being owned, directly or indirectly, by or for five or fewer individuals). Instead, a "look-through" rule will be applied, whereby the beneficiaries of the pension trust will be treated as holding stock in CRIIMI MAE in proportion to their interests in the pension trust.

  If CRIIMI MAE were to satisfy the closely-held prohibition only by application of the "look-through" rule, pension trusts holding more than ten percent (10%) by value of the interests in CRIIMI MAE may be required to treat a percentage of the dividends received from CRIIMI MAE as UBTI. Generally, a percentage of dividends received by such 10% pension trust stockholders will be treated as UBTI if: (i) at least one pension trust holds more than 25% by value of the interests in CRIIMI MAE, or (ii) one or more pension trusts (each of which holds more than ten percent (10%) by value of interests in CRIIMI
MAE) hold in the aggregate more than fifty percent (50%) by value of the interests in CRIIMI MAE. The percentage treated as UBTI would be the gross income of CRIIMI MAE that is derived from an unrelated trade or business (determined as if CRIIMI MAE were a pension trust) divided by the gross income of CRIIMI MAE for the year in which the dividends were paid. If the percentage so determined was less than five percent (5%), none of the dividends would be treated as UBTI. However, to assist in maintaining CRIIMI MAE's qualification as a REIT under the Code, CRIIMI MAE's Articles of Incorporation provide that no person or persons acting as a group (defined to include partnerships, corporations, trusts and other entities), with the exception of C.R.I., Inc. or its affiliates, shall at any time directly or indirectly acquire ownership of more than 9.8% of the outstanding capital stock of CRIIMI MAE.

  CRIIMI MAE has issued, and intends in the future to issue, debt instruments that might cause it to be treated as a TMP under Section 7701(i) of the Code. If CRIIMI MAE or any of its subsidiaries is treated as a TMP, and if a portion of the ordinary or capital gain dividends received by a tax exempt stockholder is designated as excess inclusion income, those amounts will be considered UBTI. The UBTI of a tax exempt stockholder shall in no event be less than its allocable excess inclusion income, regardless of its other items of income or deduction. CRIIMI MAE does not anticipate that a significant portion of its ordinary and capital gain dividends will consist of excess inclusion income.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  Payments in respect of dividends or proceeds from the sale or other disposition of Common Shares may be subject to information reporting to the IRS and to a thirty-one percent (31%) U.S. backup withholding tax. Backup withholding generally will not apply, however, to a holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. In addition, backup withholding generally will not apply to dividends paid on Common Shares to a Non-U.S. Holder outside of the United States. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a stockholder will be allowed as a credit against such stockholder's federal income tax liability and may entitle such stockholder to a refund, provided that the required information is furnished to the IRS. Accordingly, stockholders should consult their own tax advisors with respect to any such information reporting and backup withholding requirements, including their potential for qualification for exemption therefrom.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a terms agreement and related underwriting agreement (the "Underwriting Agreement"), CRIIMI MAE has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, ("Merrill Lynch"), Friedman, Billings, Ramsey & Co., Inc., Lehman Brothers Inc. and BT Securities Corporation are acting as representatives (the "Representatives"), has severally agreed to purchase from CRIIMI MAE, the number of Common Shares set forth opposite their respective names:

                                                                     NUMBER OF
        UNDERWRITER                                                COMMON SHARES
        -----------                                                -------------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..........................................
   Friedman, Billings, Ramsey & Co., Inc..........................
   Lehman Brothers Inc............................................
   BT Securities Corporation......................................
                                                                     ---------
        Total.....................................................   4,500,000
                                                                     =========

  The Underwriters propose initially to offer the Common Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in
excess of $    per share. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $    per share on sales to certain other
dealers. After the offering, the public offering price, concession and discount may be changed.

  CRIIMI MAE has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to 675,000 additional Common Shares solely to cover over-allotments, if any, at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discounts and commissions. If the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of Common Shares to be purchased by it shown in the foregoing table bears to the Common Shares initially offered hereby.

  In the Underwriting Agreement, CRIIMI MAE has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Subject to certain exceptions, CRIIMI MAE and certain of its officers, directors and affiliates have agreed not to, directly or indirectly, offer, sell, contract to sell, grant any option for the sale of, or otherwise dispose of any Common Shares, or any securities exercisable or exchangeable for Common Shares or rights to purchase Common Shares (except for issuances by CRIIMI MAE pursuant to stock option or dividend reinvestment plans and certain other agreements) for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of Merrill Lynch.

  Until the distribution of the Common Shares is completed, rules of the SEC may limit the ability of the Underwriters and certain selling group members to bid for or purchase the Common Shares. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares.

  If the Underwriters create a short position in the Common Shares in connection with the Offering, i.e., if they sell more Common Shares than are set forth on the cover page of this Prospectus Supplement, the

Representatives may reduce that short position by purchasing Common Shares in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase Common Shares in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Shares, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those Common Shares as part of the Offering.

  In general, purchases of securities for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Since 1995, CRIIMI MAE acquired Subordinated CMBS from certain of the Underwriters or their affiliates, including an aggregate of $142 million from Merrill Lynch, $75 million from Lehman Brothers and $6 million from Bankers Trust, an affiliate of BT Securities Corporation.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Shares pursuant to this Prospectus Supplement and certain legal matters set forth in "Certain United States Federal Income Tax Considerations" will be passed upon for CRIIMI MAE by Swidler & Berlin, Chartered, Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

  The financial statements included in CRIIMI MAE's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

                                CRIIMI MAE INC.

                                 $200,000,000

              DEBT SECURITIES, PREFERRED SHARES AND COMMON SHARES

  CRIIMI MAE Inc. ("CRIIMI MAE") may from time to time offer in one or more series its unsecured subordinated debt securities (the "Debt Securities"), shares of its preferred stock, par value $.01 per share (the "Preferred Shares"), and shares of its common stock, par value $.01 per share (the "Common Shares"), with an aggregate public offering price of up to $200,000,000 (or its foreign currency equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Shares and Common Shares (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

  The Debt Securities will be direct unsecured obligations of CRIIMI MAE subordinated to existing and future senior indebtedness, as defined. See "Description of Debt Securities."

  The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, ranking, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of CRIIMI MAE or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Preferred Shares or Common Shares, covenants and any initial public offering price; (ii) in the case of Preferred Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iii) in the case of Common Shares, any public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of CRIIMI MAE as a real estate investment trust ("REIT") for federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

  The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

  The Securities may be offered directly, through agents designated from time to time by CRIIMI MAE, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

  CRIIMI MAE's Common Shares and shares of its Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Shares"), are traded on the New York Stock Exchange (the "NYSE") under the symbols "CMM" and "CMM-PrB," respectively.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
        PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS  A CRIMINAL
          OFFENSE.

                               ----------------
  THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                               ----------------

                 THE DATE OF THIS PROSPECTUS IS MARCH 7, 1997.

                             AVAILABLE INFORMATION

  CRIIMI MAE and its subsidiaries, CRI Liquidating REIT, Inc. ("CRI Liquidating") and CRIIMI MAE Financial Corporation, are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Reports, proxy statements and other information filed by CRIIMI MAE, CRI Liquidating and CRIIMI MAE Financial Corporation can be inspected and copied at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and the SEC's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy material and other information concerning CRIIMI MAE, CRI Liquidating and CRIIMI MAE Financial Corporation may be inspected at the NYSE, 20 Broad Street, New York, New York 10005 or reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's Web Site (http:\\www.sec.gov).

  This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by CRIIMI MAE with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement for further information with respect to CRIIMI MAE and the Securities. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by CRIIMI MAE with the SEC (File No. 1-10360) are incorporated herein by reference (collectively, the "Incorporated Information"):

     1. Annual Report on Form 10-K for the year ended December 31, 1996.

     2. Definitive Proxy Statement dated April 28, 1995.

     3. Definitive Proxy Statement dated April 6, 1993.

     4. Form 8-K, as filed with the SEC on June 30, 1995.

     5. Form 8-A, as filed with the SEC on October 16, 1989.

     6. Form 8-B, as filed with the SEC on October 27, 1993.

  The Prospectus should be read in conjunction with the Incorporated Information and any applicable Prospectus Supplement, which are incorporated by reference into this Prospectus. All documents filed by CRIIMI MAE pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  CRIIMI MAE will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or allof the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference. Requests for such copies should be directed to CRIIMI MAE's principal executive offices: CRIIMI MAE Inc., Investor Services, 11200 Rockville Pike, Rockville, Maryland 20852, or telephone (301) 816-2300 or toll-free (800) 678-1116.

                                  CRIIMI MAE

  CRIIMI MAE is a full service commercial mortgage company structured as a self-administered real estate investment trust ("REIT").CRIIMI MAE's portfolio of assets consists primarily of non-investment grade subordinated securities backed by first mortgage loans on multifamily and other commercial real estate ("Subordinated CMBS") and interests in government insured or guaranteed mortgages secured by multifamily housing complexes located throughout the United States ("Government Insured Mortgage Assets"). CRIIMI MAE believes that its concentration on acquiring Subordinated CMBS, together with its expertise as an underwriter and servicer of commercial mortgage loans, enables CRIIMI MAE to take advantage of the rapid growth in the securitization of debt backed by income-producing commercial real estate. CRIIMI MAE is one of the largest publicly traded REITs focused primarily on the acquisition of Subordinated CMBS. In addition, CRIIMI MAE provides certain servicing functions with respect to commercial mortgage assets, including acting as the special servicer for the commercial mortgage loans underlying its Subordinated CMBS portfolio.

                                USE OF PROCEEDS

  Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, CRIIMI MAE intends to use the majority of the net proceeds from the sale of Securities (i) to acquire additional mortgage assets, including Subordinated CMBS, (ii) to sponsor and/or participate in collateralized mortgage obligation programs, (iii) to make other acquisitions relating to CRIIMI MAE's mortgage business, and/or (iv) for other general corporate purposes, including working capital. Pending their use for the foregoing purposes, the net proceeds may be invested in short term, interest-bearing investments and/or to pay down debt on a temporary basis.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

  The Debt Securities are to be issued under an indenture (the "Indenture") between CRIIMI MAE and a trustee (the "Trustee"). The form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indenture, as modified or superseded by any applicable Prospectus Supplement, are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indenture and such Debt Securities.

  When issued, the Debt Securities will be direct, unsecured obligations of CRIIMI MAE and, as set forth below under "--Subordination," will be subordinate in right of payment to Senior Debt (as defined below) of CRIIMI MAE. In addition to the terms of the Indenture and any specific, express terms of the Debt Securities described below, the issuance of the Debt Securities will be limited by, and subject to certain terms of, CRIIMI MAE's existing financing facilities.

TERMS

  The Indenture may provide that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the CRIIMI MAE Board (the "Board") or as established in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

  The Indenture may also provide that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated therein, any action described therein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

  Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

    (1) the title of such Debt Securities;

    (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Shares or Preferred Shares, or the method by which any such portion shall be determined;

    (4) if convertible, in connection with the preservation of CRIIMI MAE's status as a REIT, any applicable limitations on the ownership or transferability of the Common Shares or Preferred Shares into which such Debt Securities are convertible;

    (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon CRIIMI MAE in respect of such Debt Securities and the Indenture may be served;

    (9) the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of CRIIMI MAE, if CRIIMI MAE is to have such an option;

    (10) the obligation, if any, of CRIIMI MAE to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

    (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

    (13) whether such Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

    (14) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the events of default or covenants set forth in the Indenture;

    (15) whether such Debt Securities will be issued in certificated or book-entry form;

    (16) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

    (17) the applicability, if any, of the defeasance and covenant defeasance provisions of the Indenture;

    (18) the terms, if any, upon which such Debt Securities may be convertible into Common Shares or Preferred Shares and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

    (19) whether and under what circumstances CRIIMI MAE will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether CRIIMI MAE will have the option to redeem such Debt Securities in lieu of making such payment; and

    (20) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture.

  The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") or that the principal amount thereof payable at their stated maturity may be more or less than the principal amount thereof at original issuance ("Indexed Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities or Indexed Securities will be described in the applicable Prospectus Supplement.

  Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of CRIIMI MAE to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving CRIIMI MAE or in the event of a change of control. Restrictions on ownership and transfers of CRIIMI MAE's Common Shares and Preferred Shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Capital Stock." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to, the events of default or covenants of CRIIMI MAE that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee; provided that, at the option of CRIIMI MAE, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the register to be maintained by the Trustee or by wire transfer of funds to such person at an account maintained within the United States.

  Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder thereof on the applicable record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof shall be given to each holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee. Every Debt Security tendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but CRIIMI MAE may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by CRIIMI MAE with respect to any series of Debt Securities, CRIIMI MAE may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that CRIIMI MAE will be required to maintain a transfer agent in each place of payment for such series of Debt Securities. CRIIMI MAE may at any time designate additional transfer agents with respect to any series of Debt Securities.

  To protect CRIIMI MAE's status as a REIT, CRIIMI MAE may refuse to effect a transfer of Debt Securities if, as a result of such transfer, any person would beneficially own, either directly or indirectly, more than 9.8% of CRIIMI MAE's outstanding capital stock. Neither CRIIMI MAE nor any Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) for Debt Securities repayable at the option of the holder, issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE

  The Indenture will provide that CRIIMI MAE may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation or trust or other entity provided that (a) either CRIIMI MAE shall be the continuing corporation, or the successor corporation (if other than CRIIMI MAE) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of CRIIMI MAE or any subsidiary as a result thereof as having been incurred by CRIIMI MAE or such subsidiary at the time of such transaction, no event of default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

  Existence. Except as permitted under "--Merger, Consolidation or Sale," CRIIMI MAE will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that CRIIMI MAE shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business.

  Maintenance of Properties. CRIIMI MAE will cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of CRIIMI MAE may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that CRIIMI MAE and its subsidiaries shall not be prevented from selling or otherwise disposing for value its mortgage investments and other assets in the ordinary course of business.

  Payment of Taxes and Other Claims. CRIIMI MAE will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of CRIIMI MAE or any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of CRIIMI MAE or any subsidiary; provided, however, that CRIIMI MAE shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith.

  Additional Covenants. Any additional covenants of CRIIMI MAE with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

  The Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series when due and payable, at maturity, upon redemption or otherwise which continues for five business days; (c) default in making any sinking fund payment as required for any Debt Security of such series which continues for five business days; (d) default in the performance or breach of any other covenant or warranty of CRIIMI MAE contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) a default not being contested in good faith by CRIIMI MAE under any bond, debenture, note or other evidence of indebtedness for money borrowed by CRIIMI MAE (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $10,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by CRIIMI MAE (including such leases but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $10,000,000 by CRIIMI MAE, whether such indebtedness now exists or shall hereafter be created which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of CRIIMI MAE or any Significant Subsidiary or either of its properties; and (g) any other Event of Default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of CRIIMI MAE.

  If an Event of Default under the Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than a majority in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to CRIIMI MAE (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if
(a) CRIIMI MAE shall have paid or deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may
be) have been cured or waived as provided in the Indenture. The Indenture will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

  Each Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if designated officers of such Trustee consider such withholding to be in the interest of such holders.

  The right of any holder to institute a proceeding with respect to the Indenture will be subject to certain conditions precedent including notice and indemnity to the Trustee, but the holder has an absolute right to receipt of principal of (and premium, if any) and interest on such holder's Debt Security on or after the respective due dates expressed in the Debt Security, and to institute suit for the enforcement of any such payments.

  Subject to provisions in the Indenture relating to its duties in case of default, no Trustee will be under an obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under the Indenture, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, each Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

  Within 120 days after the close of each fiscal year, CRIIMI MAE will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

  Modifications and amendments of the Indenture may be made only with the consent of the holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

  The holders of not less than a majority in principal amount of outstanding Debt Securities issued under the Indenture have the right to waive compliance by CRIIMI MAE with certain covenants in such Indenture.

  Modifications and amendments of the Indenture may be made by CRIIMI MAE and the respective Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to CRIIMI MAE as obligor under such Indenture; (ii) to add to the covenants of CRIIMI MAE for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon CRIIMI MAE in such Indenture; (iii) to add Events of Default for the benefit of the holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Shares or Preferred Shares; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee;
(ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series issued under such Indenture in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

  The Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above),
(iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the Indenture, and (iv) Debt Securities owned by CRIIMI MAE or any other obligor upon the Debt Securities or any affiliate of CRIIMI MAE or of such other obligor shall be disregarded.

  The Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be called at any time by the applicable Trustee, and also, upon request, by CRIIMI MAE or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

  Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

SUBORDINATION

  Upon any distribution to creditors of CRIIMI MAE in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Debt Securities will be subordinated in right of payment to the prior payment in full of all "Senior Debt" (as defined below), but the obligation of CRIIMI MAE to make payment of the principal of and interest on the Debt Securities will not otherwise be affected. No payment of principal or interest may be made on the Debt Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or CRIIMI MAE receives notice of the default. After all Senior Debt is paid in full and until the Debt Securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders of the Debt Securities have been applied to the payment of Senior Debt. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of CRIIMI MAE may recover more, ratably, than holders of the Debt Securities.

  "Senior Debt" will be defined in the Indenture as the principal of and interest on, or substantially similar payments to be made by CRIIMI MAE in respect of, the following, whether outstanding at the date of execution of the Indenture or thereafter incurred, created or assumed: (a) indebtedness of CRIIMI MAE for money borrowed or represented by purchase-money obligations,
(b) indebtedness of CRIIMI MAE evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of CRIIMI MAE as lessee under leases of property either made as part of any sale and leaseback transaction to which CRIIMI MAE is a party or otherwise, (d) indebtedness of any partnerships or joint ventures which is included in the consolidated financial statements of CRIIMI MAE, (e) indebtedness, obligations and liabilities of others in respect of which CRIIMI MAE is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which CRIIMI MAE has agreed to purchase or otherwise acquire, and (f) any binding commitment of CRIIMI MAE to fund any mortgage investment or to fund any investment in any entity making such mortgage investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses (a) through (f) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Debt Securities or rank pari passu with the Debt Securities,
(2) any such indebtedness, obligation or liability which is subordinated to indebtedness of CRIIMI MAE to substantially the same extent as or to a greater extent than the Debt Securities are subordinated, and (3) the Debt Securities. There will be no restrictions in the Indenture upon the creation of additional Senior Debt.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  Under the Indenture, CRIIMI MAE will be able to discharge certain obligations to holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

  The Indenture will provide that, under certain circumstances, CRIIMI MAE may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") or (b) to be released from its obligations with respect to such Debt Securities under the Indenture or, under certain circumstances, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by CRIIMI MAE with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

  Such a trust may be established only if, among other things, CRIIMI MAE has delivered to the applicable Trustee an opinion of counsel (as specified in each Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture.

  "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

  Unless otherwise provided in the applicable Prospectus Supplement, if after CRIIMI MAE has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the European Currency Unit ("ECU") both within the European Monetary System established by the Resolution of December 5, 1978 of the council of the European Economic Community, European Coal and Steel Community and the European Atomic Energy Community (collectively, the "European Communities") and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications of the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which the Debt Securities are convertible into Common Shares or Preferred Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Shares or Preferred Shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or CRIIMI MAE, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

  To protect CRIIMI MAE's status as a REIT, CRIIMI MAE may refuse to effect a conversion of the Debt Securities if, as a result of such conversion, any person would beneficially own, either directly or indirectly, more than 9.8% of CRIIMI MAE's outstanding capital stock. See "Description of Capital Stock-- Common Shares--Restrictions on Ownership and Transfer."

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of CRIIMI MAE comprises 60 million Common Shares and 25 million Preferred Shares.

PREFERRED SHARES

  General. The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of CRIIMI MAE's Articles of Incorporation, as amended (the "Articles of Incorporation") and Bylaws and applicable articles supplementary relating to any offering of Preferred Shares ("Articles Supplementary").

  Terms. Subject to the limitations prescribed by the Articles of Incorporation, the CRIIMI MAE Board is authorized to fix the number of shares constituting each series of Preferred Shares and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the CRIIMI MAE Board. The Preferred Shares will, when issued, be fully paid and nonassessable by CRIIMI MAE and will have no preemptive rights.

  Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

    (1) The title and stated value of such Preferred Shares;

    (2) The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

    (4) The date from which dividends on such Preferred Shares shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Shares;

    (6) The provision for a sinking fund, if any, for such Preferred Shares;

    (7) The provision for redemption, if applicable, of such Preferred
  Shares;

    (8) Any listing of such Preferred Shares on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares, including the conversion price (or manner of calculation thereof);

    (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

    (11) A discussion of federal income tax considerations applicable to such Preferred Shares;

    (12) The relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of CRIIMI MAE;

    (13) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of CRIIMI MAE; and

    (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of CRIIMI MAE as a REIT.

  Rank. Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of CRIIMI MAE, rank (i) senior to all classes or series of Common Shares and to all equity securities ranking junior to such Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of CRIIMI MAE; (ii) on a parity with all equity securities issued by CRIIMI MAE the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of CRIIMI MAE; and (iii) junior to all equity securities issued by CRIIMI MAE the terms of which specifically provide that such equity securities rank senior to the Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of CRIIMI MAE. The term "equity securities" does not include convertible debt securities.

  Dividends. Holders of the Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board, out of assets of CRIIMI MAE legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of CRIIMI MAE on such record dates as shall be fixed by the Board.

  Dividends on any series of the Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and CRIIMI MAE will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If Preferred Shares of any series are outstanding, full dividends will not be declared or paid or set apart for payment on the Preferred Shares of any other series ranking, as to dividends, on a parity with the Preferred Shares of such series, and no dividends will be declared or paid or set apart for payment on the Preferred Shares of any other series ranking, as to dividends, junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per Preferred Share of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other capital shares ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Shares, or any other capital shares of CRIIMI MAE ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares, or any other capital shares of CRIIMI MAE ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by CRIIMI MAE (except by conversion into or exchange for other capital shares of CRIIMI MAE ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

  Any dividend payment made on shares of a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

  Redemption. If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of CRIIMI MAE, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by CRIIMI MAE in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of capital shares of CRIIMI MAE, the terms of such Preferred Shares may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into the applicable capital shares of CRIIMI MAE pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Shares shall be redeemed (unless all outstanding Preferred Shares of such series are simultaneously redeemed) or directly or indirectly purchased or acquired (except by conversion into or exchange for capital shares of CRIIMI MAE ranking junior to the Preferred Shares of such series as to dividends and upon liquidation; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of CRIIMI MAE or pursuant to a purchase or exchange offer made on comparable terms to holders of all outstanding Preferred Shares of such series.

  If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Board and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Board.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of CRIIMI MAE. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price;
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by CRIIMI MAE in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, such Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. Any moneys so deposited which remain unclaimed by the holders of the Preferred Shares at the end of two years after the redemption date will be returned by such bank or trust company to CRIIMI MAE.

  Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of CRIIMI MAE, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of capital shares of CRIIMI MAE ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of CRIIMI MAE, the holders of each series of Preferred Shares shall be entitled to receive out of assets of CRIIMI MAE legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of CRIIMI MAE. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of CRIIMI MAE are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital shares of CRIIMI MAE ranking on a parity with the Preferred Shares in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Preferred Shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of CRIIMI MAE shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of CRIIMI MAE with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of CRIIMI MAE, shall not be deemed to constitute a liquidation, dissolution or winding up of CRIIMI MAE.

  Voting Rights. Holders of the Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

  Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, CRIIMI MAE will not, without the affirmative vote or consent of the holders of at least a majority of the shares of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital shares ranking prior to such series of Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital shares of CRIIMI MAE into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of CRIIMI MAE's Articles of Incorporation or the Articles Supplementary for such series of Preferred Shares, whether by merger, consolidation or otherwise (each, an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, CRIIMI MAE may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Shares, and provided further that (x) any increase in the amount of the authorized Common Shares or Preferred Shares or the authorization, creation or issuance of any other series of Preferred Shares or any other class or series of capital shares, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Shares or any other class or series of capital shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

  Conversion Rights. The terms and conditions, if any, upon which any series of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or CRIIMI MAE, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Shares.

  Restrictions on Ownership and Transfer. As discussed below under "--Common Shares--Restrictions on Ownership and Transfer," for CRIIMI MAE to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital shares may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist CRIIMI MAE in meeting this requirement, CRIIMI MAE may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of more than 9.8% of CRIIMI MAE's outstanding capital stock, including any Preferred Shares of CRIIMI MAE. Therefore, the Articles Supplementary for each series of Preferred Shares will contain certain provisions restricting the ownership and transfer of the Preferred Shares. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Shares.

COMMON SHARES

  The following description of the Common Shares is summarized from relevant portions of CRIIMI MAE's Articles of Incorporation and Bylaws, as amended. A more complete description of the Common Shares may be obtained by reference to such documents and to the documents incorporated by reference in this Prospectus. The following statements are qualified in their entirety by such reference.

  General. Stockholders are entitled to one vote for each Common Share held on all matters presented for a vote to stockholders. The Board serves in staggered three-year terms. Directors may be removed only for cause, upon the affirmative vote of holders of a majority of the Common Shares voting together as a single class. Except as otherwise provided in the Articles of Incorporation, in meetings where a quorum is present, a majority of the votes cast by stockholders is required to adopt a provision. Stockholders are entitled to receive all assets available for distribution to the stockholders, subject to any preferential rights of the holders of any Preferred Shares. The Common Shares, when issued, will be fully paid and nonassessable and will not be subject to redemption, except as provided in the Articles of Incorporation, nor will they have any preference, conversion, exchange, preemptive or cumulative voting rights.

  The transfer agent and register for the Common Shares is Registrar and Transfer Company.

  Restrictions on Ownership and Transfer. The Code provides that a corporation may not qualify as a REIT if more than 50% in value of the shares of the corporation are owned, directly or indirectly, by five or fewer individuals, which for this purpose, includes pension funds and certain other tax-exempt entities. Provisions of the Articles of Incorporation, intended to prevent concentrated ownership of the capital stock of CRIIMI MAE that might jeopardize its qualification as a REIT, authorize the Board to refuse to effect a transfer of shares of capital stock of CRIIMI MAE to any person who as a result would own in excess of 9.8% of the outstanding shares of capital stock of CRIIMI MAE ("Excess Shares") and to redeem such Excess Shares.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain United States federal income tax considerations to CRIIMI MAE is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Securities will vary depending upon the terms of the specific Securities acquired by such holder, as well as such holder's particular situation, and this discussion does not attempt to address any aspects of United States federal income taxation relating to holders of Securities. Certain United States federal income tax considerations relevant to holders of the Securities will be provided in the applicable Prospectus Supplement relating thereto.

  This discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position, and does not consider U.S. state and local or non-U.S. tax consequences. Furthermore, the following discussion is based on provisions of the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis.

  EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

  CRIIMI MAE has qualified, and intends to continue to qualify, as a REIT under the Code. Qualification for treatment as a REIT requires CRIIMI MAE to meet certain criteria including certain requirements regarding the nature of its ownership, assets, income and distributions of taxable income. A REIT generally is not subject to federal income tax on that portion of its ordinary income or capital gains that is distributed currently to stockholders. CRIIMI MAE has distributed and intends to continue to distribute substantially all of its taxable income to stockholders and to meet distribution requirements to continue to qualify as a REIT. CRIIMI MAE will generally be subject to federal income tax at normal corporate rates on its undistributed income and to a 4% excise tax under the Code on the amount, if any, by which 85% of its REIT taxable income (including accrued but unpaid interest income) and 95% of any net capital gain exceed the amount actually distributed to its stockholders during the year (or declared as a dividend during October, November or December of a calendar year, if distributed during the following January as ordinary income dividends). Accrued income for each quarter is generally received within 30 days after the end of the quarter. CRIIMI MAE is not aware of any present circumstances that would cause it to fail to qualify as a REIT, nor does it anticipate any such circumstances in the reasonably foreseeable future. If the U.S. Internal Revenue Service ("IRS") successfully challenged the tax status of CRIIMI MAE as a REIT, CRIIMI MAE's earnings would become subject to federal income tax (including any applicable minimum tax) at corporate rates.

  To assist in maintaining CRIIMI MAE's qualification as a REIT under the Code, CRIIMI MAE's Articles of Incorporation provide that no person or persons acting as a group (defined to include partnerships, corporations, trusts and other entities), with the exception of C.R.I., Inc. or its affiliates, shall at any time directly or indirectly acquire ownership of more than 9.8% of the outstanding shares of CRIIMI MAE's capital stock.

                             PLAN OF DISTRIBUTION

  CRIIMI MAE may sell Securities to or through one or more underwriters, and also may sell Securities directly to other purchasers or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If underwriters are used in the sale of Securities, the Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions. If the Securities are sold through one or more agents, as designated by CRIIMI MAE from time to time, any such agent will be acting on a best efforts basis for the period of its appointment.

  In connection with the sale of Securities, underwriters may receive compensation from CRIIMI MAE or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters (which may be all or a portion of the discount to be received by such underwriter from CRIIMI MAE) and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from CRIIMI MAE, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from CRIIMI MAE will be described, in the Prospectus Supplement.

  Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Shares which are listed on the NYSE. Any Common Shares sold pursuant to a Prospectus Supplement are expected to be listed on such exchange, subject to official notice of issuance. CRIIMI MAE may elect to list any series of Debt Securities or Preferred Shares on a securities exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for any Securities.

  Under agreements CRIIMI MAE may enter into, underwriters, dealers, and agents who participate in the distribution of Securities may be entitled to indemnification by CRIIMI MAE against certain liabilities, including liabilities under the Securities Act.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, CRIIMI MAE in the ordinary course of business. In connection with any particular issue of Debt Securities, CRIIMI MAE may enter into hedging transactions with an underwriter, dealer or agent participating in such transaction or an affiliate thereof.

  If so indicated in the Prospectus Supplement, CRIIMI MAE will authorize underwriters or other persons acting as CRIIMI MAE's agents to solicit offers by certain institutions to purchase Securities from CRIIMI MAE pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by CRIIMI MAE. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

  Certain matters relating to the validity of the Securities will be passed upon for CRIIMI MAE by Swidler & Berlin, Chartered, Washington, D.C.

                                    EXPERTS

  The financial statements and schedules included in CRIIMI MAE's Annual Report on Form 10-K, as amended, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its reports with respect thereto, and have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFER-ENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNEC-TION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OF-FER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIR-CUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
CRIIMI MAE.................................................................  S-3
Risk Factors...............................................................  S-6
The Subordinated CMBS Market...............................................  S-8
The Portfolio..............................................................  S-9
The Offering............................................................... S-11
Use of Proceeds............................................................ S-11
Price Range of Common Shares and Dividends................................. S-12
Capitalization............................................................. S-13
Selected Consolidated Financial Data....................................... S-14
Management................................................................. S-15
Certain United States Federal Income Tax Considerations.................... S-16
Underwriting............................................................... S-24
Legal Matters.............................................................. S-25
Experts.................................................................... S-25

                                   PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
CRIIMI MAE.................................................................    4
Use of Proceeds............................................................    4
Description of Debt Securities.............................................    4
Description of Capital Stock...............................................   14
Certain United States Federal Income Tax Considerations....................   19
Plan of Distribution.......................................................   20
Legal Matters..............................................................   21
Experts....................................................................   21

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                                4,500,000 SHARES

                                CRIIMI MAE INC.

                                  COMMON STOCK

                            -----------------------
                             PROSPECTUS SUPPLEMENT

                            -----------------------

                              MERRILL LYNCH & CO.
                              FRIEDMAN, BILLINGS,
                               RAMSEY & CO., INC.
                                LEHMAN BROTHERS
                           BT SECURITIES CORPORATION

                                 MARCH  , 1997

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